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                                                                       EXHIBIT 1


      [NEWS RELEASE LETTERHEAD OF ATLANTA GAS LIGHT COMPANY APPEARS HERE]



Contacts
J. Michael Riley, Vice President
(404) 584-3954
Joe P. Heffron, Investor Relations Specialist
(404) 584-3976


                    ATLANTA GAS LIGHT COMPANY SHAREHOLDERS
                  APPROVE HOLDING COMPANY, AGL RESOURCES INC.

ATLANTA, GEORGIA, March 6, 1996 -- Atlanta Gas Light Company (NYSE - ATG) today announced that its shareholders have approved the formation of a holding company, AGL Resources Inc., which will become the parent corporation of Atlanta Gas Light Company and its nonutility subsidiaries, AGL Investments, Inc. and AGL Energy Services, Inc.

     AGL Resources' common stock will begin trading on the New York Stock Exchange on March 7, 1996, under the symbol ATG.

      The Securities and Exchange Commission and the Georgia Public Service Commission also have approved the move.

      "We have chosen to create a holding company structure so our company can better adapt to the increasingly deregulated energy marketplace, meet future challenges and take advantage of potential business opportunities," said David
R. Jones, president and chief executive officer, who also will serve as president and CEO of AGL Resources.

     Atlanta Gas Light Company is the largest natural gas distribution company in the Southeast, serving 1.35 million residential, commercial and industrial customers. The company operates in 229 Georgia communities, including metropolitan Atlanta, Athens, Augusta, Brunswick, Macon, Rome and Savannah and operates under the trade names Georgia Natural Gas Company and Savannah Gas Company in some parts of Georgia. Chattanooga Gas Company, a wholly owned subsidiary, serves customers in Chattanooga and Cleveland, Tenn., and surrounding areas.


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